UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No.4)*

FLAMEL TECHNOLOGIES, S.A.

(Name of Issuer)

Ordinary Shares, 0.122 Euros per Ordinary Share

(Title of Class of Securities)

338488 10 9

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

———————

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338488 10 9	13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Knoll Capital Management, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X
Joint Filer
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,230,463
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,230,463
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,463
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.28%
12		TYPE OF REPORTING PERSON* PN

CUSIP No. 338488 10 9	13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fred Knoll
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X
Joint Filer
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,230,463
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,230,463
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,230,463
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.28%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 338488 10 9	13G	Page 4 of 8 Pages

Item 1(a).

Name of Issuer

Flamel Technologies, S.A. (the “Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices

Parc Club Du Moulin A Vent

33 Avenue Du Docteur Georges Levy

69693 Venissieux Cedex

France

Item 2(a).

Name of Persons Filing

Knoll Capital Management LP (“KCMLP”)

Fred Knoll (“Knoll”)

Item 2(b).

Address of Principal Business Office or, if none, Residence

The principal business address for each of KCMLP and Knoll is 666 Fifth Avenue, Suite 3702, New York, New York 10103.

Item 2(c).

Citizenship

KCMLP is a Limited Partnership formed and existing under the laws of the State of Delaware.

Knoll is a citizen of the United States.

Item 2(d).

Title of Class of Securities

This statement on Schedule 13G is being filed with respect to the French Ordinary Shares, nominal value 0.122 Euros per share represented by American Depositary Shares (“Ordinary Shares”) of the Issuer.

Item 2(e).

CUSIP Number

338488 10 9

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or  Rule 13d-2(b) or (c), check whether the person filing is a:  Not Applicable.

(a)	Broker or dealer registered under Section 15 of the Act.

(b)	Bank as defined in Section 3(a)(6) of the Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with Rule13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
Investment Company Act of 1940;

(j)	Group, in accordance with Rule13d-1(b)(1)(ii)(J).

CUSIP No. 338488 10 9	13G	Page 5 of 8 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of the date of this filing:

Each of KCMLP and Knoll beneficially own 2,230,463 shares of the Issuer’s Ordinary Shares consisting of (i) 1,042,716 Ordinary Shares owned by  Europa International, Inc. (“Europa”); and (ii) 1,187,747 Ordinary Shares owned by Knoll Capital Fund II Master Fund, Ltd. (the “Knoll Fund”); KCMLP is the investment manager of Europa and a manager of KOM Capital Management, LLC (“KOM”), the investment manager of the Knoll Fund. Knoll is the President of KCMLP.

(b)

Percent of class: As of the date hereof (Taking into consideration that 24,041,590 Ordinary Shares are issued and outstanding as reported in the Issuer’s Form 20-F/A for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 30, 2007).

The 2,230,463 Ordinary Shares beneficially owned by each of KCMLP and Knoll constituted 9.28% of the shares outstanding.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

Not Applicable.

(ii)

Shared power to vote or to direct the vote

KCMLP and Knoll share the power to vote or direct the vote of those Ordinary Shares owned by Europa and the Knoll Fund.

(iii)

Sole power to dispose or to direct the disposition of

Not Applicable.

(iv)

Shared power to dispose or to direct the disposition of

KCMLP and Knoll share the power to dispose of or direct the disposition of those Ordinary Shares owned by Europa and the Knoll Fund.

The 2,230,463 Ordinary Shares of the Issuer covered by this Schedule 13G are beneficially owned by KCMLP as the investment manager for (i) Europa International Inc., an equity fund which directly owns on the date hereof, 1,042,716 of such Ordinary Shares; and (ii) the Knoll Fund, an equity fund which directly owns on the date hereof, 1,187,747 of such Ordinary Shares.

CUSIP No. 338488 10 9	13G	Page 6 of 8 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

As set forth in Item 4(c), the Ordinary Shares covered by this Schedule 13G are owned by persons other than KCMLP and Knoll, none of whom holds five percent of the class of securities being reported herein.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certification

(a)

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 338488 10 9	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2008	KNOLL CAPITAL MANAGEMENT, LP

	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	President

Dated: February 8, 2008	By:	/s/ Fred Knoll
Fred Knoll

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 338488 10 9	13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 8, 2008	KNOLL CAPITAL MANAGEMENT, LP

	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	President

Dated: February 8, 2008	By:	/s/ Fred Knoll
Fred Knoll